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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Frantz                           William               T.
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   (Last)                           (First)             (Middle)

                                  P.O. Box 3965
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                                    (Street)

   Bellevue                          WA                   98009
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Tera Computer Company (TERA)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   06/99
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially wned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                (A)                of Month       Indirect  Beneficial
Title of Security                     Date          ------------  Amount      or     Price       (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V               (D)                and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          06/21/99        A(1)        217,344     A      $4.72       1,822,007      D
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
     1/These shares, at an issue price of $4.72 per share and common stock purchase Warrants, with an exercise price of $4.72 per share, were issued to the Reporting Person by the Issuer in exchange for (i) the two year note in the principal amount of $1,000,000, plus interest, convertible into 200,000 shares of common stock at a conversion price of $5.00 per share and (ii) a warrant to purchase 30,000 shares of common stock with an exercise price of $5.00 per share.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one reporting person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                9.       10.
                                                                                                Number   Owner-
                                                                                                of       ship
        2.                                                                                      Deriv-   Form of
        Conver-                5.                6.               7.                            ative    Deriv-      11.
1.      sion                  Number of          Date Exer-       Title and Amount              Secur-   ative       Nature
Title   or                    Derivative         cisable and      of Underlying                 ities    Secur-      of
of      Exer-         4.      Securities         Exercisable      Securities         8.         Bene-    ity:        In-
Deriv   cise   3.     Trans-  Acquired (A)       and Expira-      (Instr. 3 and 4)   Price      ficially Direct      direct
ative   Price  Trans- action  or Disposed        tion Date        ----------------   of         Owned    (D)or       Bene-
of      of     action Code    of (D)             (Month/Day/Year)                    Deriva-    at End   In-         ficial
Sec-    Deriv- Date   (Instr. (Instr. 3,         ----------------                    tive       of       direct      Owner-
urity-  ative (Month/ 8)      4, and 5)           Date    Expira-         Amount or  Security   Month    (I)         ship
(Instr. Secur- Day/   ------  -----------         Exer-   tion            Number of  Instr.     (Instr.  (Instr.     (Instr.
3)      ity    Year)  Code  V  (A)    (D)         cisable Date    Title   Shares     5)         4)        4)          4)
------------------------------------------------------------------------------------------------------------------------------------
Two            6/21/99 D(1)            $1,000,000 Immed   3/31/01 Common   $1,000,000 $1,000,000  0        D
Year Note                                  (1)                    Stock                          (1)
Convertible
into Common
Stock (Right
to Buy)
------------------------------------------------------------------------------------------------------------------------------------
Common         6/21/99 D(1)                30,000 Immed  3/31/04  Common      30,000  $1,000,000  0       D
Stock Purchase                              (1)                   Stock                          (1)
Warrants
(Right to
Buy)
------------------------------------------------------------------------------------------------------------------------------------
Common         6/21/99 A(1)    217,344            Immed  6/21/02  Common     217,344  $1,025,864 217,344 D
Stock Purchase                    (1)                             Stock         (1)       (1)
Warrants (Right
to Buy)
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
Explanation of Responses:
See previous page for explanation of footnote (1).



            /William T. Frantz/                                 07/09/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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